Exhibit 99.2

TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and for the period from incorporation to December 31, 2015
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Tower One Wireless Corp. which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2017 and 2016, and the period from incorporation to December 31, 2015, and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tower One Wireless Corp. as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years ended December 31, 2017 and 2016, and the period from incorporation to December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained based on our audits is sufficient and appropriate to provide a basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
April 30, 2018

We have served as the Company’s auditor since 2016.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Financial Position
As at December 31, 2017 and 2016
(Expressed in Canadian Dollars)

	Note	2017	2016
		$	$
Current Assets
Cash		284,225	9,864
Amounts receivable		90,940	-
Prepaid expenses and deposits		121,864	114,032
		497,029	123,896
Other		14,436	-
Intangible asset	4	1,922,883	-
Equipment	7	2,866,696	248,478
		5,301,044	372,374
Current Liabilities
Bank indebtedness		48,096	-
Accounts payable and accrued liabilities		904,342	70,406
Deferred revenue		4,210	4,480
Due to related parties	8	-	615,522
Loans from related parties	8	1,340,650	-
		2,297,298	690,408
Deferred income tax liability	12	588,824	-
		2,886,122	690,408
Shareholders’ Equity (Deficiency)
Share capital	9	10,635,886	4,300
Subscriptions received		170,000	-
Contributed surplus		1,344,884	-
Non-controlling interest		188,156	-
Deficit		(9,896,705)	(313,155)
Accumulated other comprehensive loss		(27,299)	(9,179)
		2,414,922	(318,034)
		5,301,044	372,374

Nature of operations and going concern (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)
Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2017, 2016,
And the period from incorporation to December 31, 2015
(Expressed in Canadian Dollars)

	Note	2017	2016	2015
		$	$	$
Revenues		200,498	19,403	-
Expenses
Advertising and promotion		1,199,150	-	-
Amortization	7	94,468	3,440	-
Bank charges and interest		380,864	4,491	-
Maintenance		72,579	-	-
Office and miscellaneous		128,184	60,113	-
Permits and licenses		41,901	2,046	-
Professional fees		1,710,312	204,561	21,151
Share-based compensation	9	3,693,799	-	-
Supplies		115,424	-	-
Travel		333,366	29,631	-
Wages and benefits		72,011	7,125	-
		7,842,058	311,407	-

Loss before other income		(7,641,560)	(292,004)	(21,151)

Other Expenses
Impairment of investments		(461,360)	-	-
Listing expense	3	(1,144,167)	-	-
Allowance for advances receivable		(286,289)	-	-
Write-off of VAT receivable		(435,301)	-	-
		(2,327,117)	-	-

Net loss before income taxes		(9,968,677)	(292,004)	(21,151)

Deferred income tax recovery	12	105,000	-	-
Net loss		(9,863,677)	(292,004)	(21,151)

Other comprehensive loss
Item that will be reclassified to profit or loss:
Foreign exchange translation adjustment		(18,120)	(9,179)	-
Net and Comprehensive loss		(9,881,797)	(301,183)

Net loss attributable to:
Shareholders of the Company		9,583,550	(292,004)	(21,151)
Non-controlling interest		280,127	-	-
		9,863,677	(292,004)	(21,151)

Other comprehensive loss attributable to:
Shareholders of the Company		11,592	(9,179)	-
Non-controlling interest		6,528	-	-
		18,120	(9,179)	-
Loss per common share – basic and diluted		(0.16)	(29.20)	(2.12)

Weighted average number of common shares outstanding		58,115,156	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

						Accumulated	Deficiency
	Number of					Other	Attributable to	Non-
	Common	Share	Subscription	Contributed		Comprehensive	Shareholders of	controlling
	Shares	Capital	Receivable	Surplus	Deficit	Loss	the Company	interest	Total
		$	$	$	$	$	$	$	$
Balance at December 31, 2015	10,000	4,300	-	-	(21,151)	-	(16,851)	-	(16,851)
Comprehensive loss	-	-	-	-	(292,004)	(9,179)	(301,183)	-	(301,183)
Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo (Note 9)	500,000	175,000	-	-	-	-	175,000	-	175,000
Shares issued for Evotech (Note 4)	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evotech (Note 4)	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services (Note 9)	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,631)
Balance at December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,767	188,156	2,414,922

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

	2017	2016	2015
	$	$	$
Cash flows from operating activities
Net loss	(9,863,677)	(292,004)	(21,151)
Items not affection cash:
Accretion expense	219,990
Allowance for VAT	435,301
Amortization	94,468	3,440	-
Foreign exchange	389,720
Impairment of investments	292,538	-	-
Income tax recovery	(105,000)	-	-
Listing expense	1,144,167
Share-based compensation	3,693,799	-	-
Shares issued for services	340,000	-	-
	(3,358,694)	(288,564)	(21,151)
Changes in non-cash working capital item:
Accounts payable and accrued liabilities	(1,262,924)	68,363	-
Amounts receivable	(526,241)	-	-
Deferred revenue	-	4,350	-
Due to related parties	-	(32,841)	21,151
Other	(14,436)	-	-
Prepaid expenses	(7,832)	(110,723)	-
	(5,170,127)	(359,415)	21,151

Cash flows from investing activities
Cash paid for acquisitions	(466,260)	-	-
Cash received from acquisitions (net)	1,382,859	-	-
Equipment	(2,887,196)	(244,708)	-
	(1,970,597)	(244,708)	-

Cash flows from financing activities
Advances from related parties	-	579,187	-
Shares issued for cash, net	3,367,310	-	-
Subscriptions received	170,000	-	-
Stock options exercised	2,686,000	-	-
Loans received	1,317,225	34,800	-
Loans repaid	(125,450)
	7,415,085	613,987	-

Change in cash	274,361	9,864	-
Cash, beginning	9,864	-	-

Cash, ending	284,225	9,864	-

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting issuer in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These consolidated financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this consolidated financial statements and the comparative figures as at and for the year ended December 31, 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015 are those of Tower Three.

Tower Three was incorporated on December 30, 2015 under the laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage. See Note 3.

On March 31, 2017, the Company acquired a 65% ownership interest in Evolution Technology SA ("Evotech"). Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing cellular towers in various locations in Argentina. See Note 4.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. See Note 5.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2017, the Company had an accumulated deficit of $9,896,705 which has been funded primarily by the raising of equity funding and loans. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements of the Company for the years ended December 31, 2017, 2016, and for the period from incorporation on December 30, 2015 to December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2018.

(b)	Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 and for the period from incorporation on December 30, 2015 to December 31, 2015 are those of Tower Three SAS. For the year ended December 31, 2017, the consolidated financial statements include the following entities:

Entites	Location	Percentage of ownership	Functional currency
Tower One	Canada	100%	Canadian dollars
Tower Three	Colombia	100%	Colombian Peso
Innervision	Colombia	90%	Colombian Peso
Evotech	Argentina	65%	Argentina Peso
Tower 3 SAS	Argentina	100%	Argentina Peso
TCTS	USA	70%	US dollars

All significant inter-company balances and transactions have been eliminated on consolidation.

(c)	Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i) Valuation of listing expense

The determination of listing expense involves extensive estimates on the value of shares and the fair values of assets and liabilities at the date of the transaction.

(ii) Intangible Assets – useful lives

The Company record intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (Continued)

(c)	Use of Estimates and Judgments (Continued)

(iv) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(v) Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year: (i) Going concern The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (Continued)

(c)	Use of Estimates and Judgments (Continued)

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv) Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v) Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi) Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii) Determination of functional currency

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 17, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

3.	REVERSE ACQUISITION AND LISTING EXPENSE (Continued)

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2 Share-Based Payment, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the consolidated statement of comprehensive loss as listing expense.

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.

The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
133,784

Total listing expense	1,144,167

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. The original shareholders of Evotech have the option to exchange all and not less than all of the remaining 35% ownership interest in Evotech for 7,000,000 common shares of the Company on or before June 30, 2018 if Evotech constructs 50 towers.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.

As part of the acquisition of Evotech, the Company has acquired Evotech’s master lease agreement, which has been recorded as an intangible asset. The Company has determined that the useful life of this intangible asset is 25 years, and accordingly, the Company recorded an amortization expense of $59,471 during the year ended December 31, 2017.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA (Continued)

The following table presents the allocation of the consideration to the fair value of assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease	1,982,354

Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,524)
Total consideration	946,260

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of TCTS to acquire a 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business, manage its financial affairs. No cash or equity consideration was provided for this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)

Net liabilities of TCTS	(184,898)
Net liabilities attributed to non-controlling interest	-
Excess of net liabilities over consideration paid	184,898

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC. (Continued)

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Subsequent to December 31, 2017, the Company reported its intention to divest itself of TCTS as described in Note 17.

6.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. For the periods presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

Leases in which a significant portion of the risks and rewards of ownership are transferred by the Company to the lessee are classified as finance leases. Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or if lower, the present value of the minimum lease payment. The interest component of the lease payments is recognized over the term of the lease based on the effective interest rate method and is included in leasing revenue.

The Company also earns service revenue from time to time. This revenue is recognized when the amount of revenue can be measured reliably, the economic benefits will flow to the entity and the services are performed.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the year ended December 31, 2017, an unrealized foreign exchange translation loss of $18,120 was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso, Argentina Peso and US dollars with respect to the Canadian dollar.

Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent wireless broadcast towers owned by the Company. The towers are operated at various sites and under contractual license agreements. Equipment is measured at cost less accumulated amortization and accumulated impairment loss.

Amortization of the equipment is calculated on the declining-balance basis at the following annual rates:

  Towers - 5%

  Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible asset

The intangible asset consists of a master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible asset is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs.

Impairment

Non-financial assets, including intangible assets, are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value at grant date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based payments

Share-based payments to employees are measured at the fair value of goods or services received. If these are not readily determinable, share-based payments are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

(a)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss
This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity
These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale
Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

The Company has classified its cash at fair value through profit or loss. The Company’s due from related parties are classified as loans and receivables.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss
This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities
This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable, loans payable and due to related parties are classified as other financial liabilities.

Adoption of new pronouncements

The Company did not adopt any new or amended accounting standards during the year ended December 31, 2017 which had a significant impact on the Financial Statements.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standard effective for annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments - In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities. In November 2013 the standard was revised to add the new general hedge accounting requirements. The standard was finalized in July 2014 and was revised to add a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income (“FVOTCI”) category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flow characteristics test. The Company expects that it would not have a significant impact on the Company's financial statements.

IFRS 15 - Revenue from Contracts with Customers -On May 28, 2014 the IASB issued IFRS 15, “Revenue from contracts with customers”. IFRS 15 will replace IAS 11, “Construction contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer loyalty programmes”, IFRIC 15, “Agreements for the construction of real estate”, IFRIC 18, “Transfers of assets from customers” and SIC 31, “Revenue – barter transactions involving advertising services”. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time; or over time.

The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. Entities will have a choice of full retrospective application or prospective application with additional disclosures (simplified transition method). The retrospective approach was adopted by the Company and the Company has assessed that this new standard has no material impact on the consolidated financial statements.

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Earlier application is permitted. The Company expects that it would not have a significant impact on the Company's financial statements.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The Company expects that it would not have a significant impact on the Company's financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

6.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, “Revenue from contracts with customers” at or before the date of initial adoption of IFRS 16.

The extent of the impact of adoption of these above standards on the financial statements of the Company has not yet been determined.

7.	EQUIPMENT

	Construction in		Furniture and
	progress	Towers	equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2015	-	-	-	-
Additions	-	244,708	-	244,708
Foreign exchange movement	-	7,313	-	7,313
Balance, December 31, 2016	-	252,021	-	252,021
Acquired through acquisition of Evotech	-	163,529	-	163,529
Additions	2,780,680	37,249	69,267	2,887,196
Transfer from construction in progress to towers	(726,930)	726,930	-	-
Foreign exchange movement	(248,822)	(146,142)	(8,752)	(403,716)
Balance, December 31, 2017	1,804,928	1,033,587	60,515	2,899,030

Accumulated amortization
Balance, December 31, 2015	-	-	-	-
Additions	-	3,440	-	3,440
Foreign exchange movement	-	103	-	103
Balance, December 31, 2016	-	3,543	-	3,543
Additions	-	27,458	7,539	34,997
Foreign exchange movement	-	(5,101)	(1,071)	(6,172)
Balance, December 31, 2017	-	25,900	6,464	32,334

Net book value
December 31, 2016	-	248,478	-	248,478
December 31, 2017	1,804,928	1,007,687	54,081	2,866,696

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at December 31, 2017 and December 31, 2016, the Company has the following balances with related parties:

	2017	2016
Due to related parties:	$	$
Amounts owing to companies under common control	598,847	545,857
Amounts owing to the parent of the CEO	741,803	69,665
	1,340,650	615,522

Included in accounts payable was the commission payables in the amount of $nil to the officers of the company (2016 - $6,531).

Amounts owing as at December 31, 2017 which are noted above include the following loan agreements entered into during the year ended December 31, 2017:

(a)

On March 3, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $68,052 interest expense on this loan payable.

(b)

On September 28, 2017, the Company entered into a loan agreement in the amount of $376,350 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $23,509 interest expense on this loan payable. The loan balance was fully repaid on January 25, 2018.Previously, the Company entered into a loan agreement with the same party on June 9, 2017 in the amount of $125,450 (USD$100,000). The loan bore interest at 10% per annum and was discharged on July 25, 2017 with a total interest expense of $1,299.

(c)

On October 10, 2017, the Company entered into a loan agreement in the amount of $250,900 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender. During the year ended December 31, 2017, the Company incurred $45,368 interest expense on this loan payable.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(d)

On October 12, 2017, the Company entered into a loan agreement in the amount of $188,175 (USD$150,000) with a company controlled by a director of the Company.. The loan was drawn down October 26, 2017. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. During the year ended December 31, 2017, the Company incurred $9,898 interest expense on this loan payable. In addition, the Company also granted 150,000 stock options to the Lender.

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	2017	2016
	$	$
Consulting fees paid to the CEO	151,200	-
Consulting fees paid to the CFO	120,055	-
	271,255	-

During the year ended December 31, 2017, the Company granted 15,695,000 stock options and loan incentive options to directors and officers and recorded share-based compensation of $3,693,798 and $23,980 (2016 - $nil).

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL

Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

(i)

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black-scholes option pricing model.

On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on January 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

(ii)

On April 18, 2017, the Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo’s assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

(iii)

On June 21, 2017, the Company issued a total of 1,000,000 common shares for services with a fair value of $340,000. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date.

(iv)

During the year ended December 31, 2017, the Company issued 14,904,901 common shares for gross proceeds of $3,818,339 pursuant to the exercise of stock options and warrants. In connection with the exercise of stock options and warrants, $2,959,537 was transferred from contributed surplus to share capital.

(v)	During the year ended December 31, 2017, the Company issued common shares in connection with the reverse take over transaction described in Note 3 and the acquisition of Evotech described in Note 4.

Escrowed shares

(i)

Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain conditions. At December 31, 2017, 30,000,000 common shares remain in escrow.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

(ii)

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2017, there were 375,000 common shares remain in escrow.

Warrants

Information regarding the Company’s outstanding warrants is summarized below:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2016 and 2015	-	-
Granted	19,844,495	0.42
Exercised	(3,774,466)	0.40

Balance, December 31, 2017	16,070,029	0.42

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2017:

		Weighted average
Number of warrants outstanding		remaining life of
and exercisable	Exercise Price	Warrants	Expiry date
	$
12,295,563	0.40	0.03	January 12, 2018
3,774,466	0.50	0.55	July 21, 2018
16,070,029	0.42	0.16

There were no warrants outstanding and exercisable as at December 31, 2016 and 2015.

As part of the January 12, 2017 private placement, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the agent warrants was determined to be $142,319 or $0.24 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk-free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	171%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

During the year ended December 31, 2017, the Company granted stock options to certain directors, officers, debtors, employees and consultants of the Company.

A continuity of stock options for the years ended December 31, 2017 and 2016, and for the period from incorporation on December 30, 2015 to December 31, 2015 is as follows:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2016 and 2015	-	-
Granted	15,695,000	0.25
Exercised	(11,130,435)	0.17
Balance, December 31, 2017	4,564,565	0.28

As at December 31, 2017, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
Outstanding	exercisable	price	(years)	date
		$
700,000	531,250	0.45	4.21	March 17, 2022
219,565	219,565	0.23	4.34	May 4, 2022
1,100,000	1,100,000	0.25	4.71	September 14, 2022
100,000	100,000	0.25	4.79	October 16, 2022
600,000	600,000	0.25	4.92	November 29, 2022
695,000	695,000	0.26	4.92	November 30, 2022
100,000	100,000	0.25	4.94	December 8, 2022
1,050,000	1,050,000	0.25	2.00	December 31, 2019
4,564,565	4,395,815	0.28	4.06

There were no options outstanding and exercisable as at December 31, 2016 and 2015.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

During the year ended December 31, 2017, the Company recorded share-based compensation expense of $3,693,800, representing the fair value of stock options granted and vested during the year. The fair value of stock options granted was calculated using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk-free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	215%
Expected dividend yield	0%
Expected forfeiture rate	0%
Share price	$0.25
Weighted average fair value of options granted	$0.26

No stock options were granted during the period from incorporation on December 30, 2015 to December 31, 2016.

10.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

11.	FINANCIAL INSTRUMENTS AND RISK

Fair values

The Company’s financial instruments include cash, amounts receivable, bank indebtedness, accounts payable, due to related parties and loans payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes the carrying values of the Company’s financial instruments:

	2017	2016
	$	$
Financial assets at fair value through profit or loss (i)	284,225	9,864
Loans and receivables (ii)	90,940	-
Other financial liabilities (iii)	2,244,992	70,406

(i)	Cash
(ii)	Amounts receivable and due from related party
(iii)	Bank indebtedness, accounts payable, due to related parties and loans payable

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK (Continued)

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

The Company’s cash is measured using level 1 fair value measurements.

Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with high credit quality financial institutions.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at December 31, 2017, the Company is not subject to significant liquidity risk.

Currency Risk
The Company generates revenues and incurs expenses and capital expenditures in Canada, Colombia, Argentina and USA and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollars could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK (Continued)

At December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

	Tower Three	Evotech		Innervision
	Colombian	Argentinian	TCTS	Colombian
	Peso	Peso	US Dollar	peso	Total
	$	$	$	$	$
Cash	920	41,801	5,339	-	48,060
Line of credit	-	-	(48,096)	-	(48,096)
Accounts receivable	1,164	16,160	-	-	17,324
Accounts payable	(80,868)	(472,181)	-	-	(553,049)
Due to related parties	(1,340,650)	-	-	-	(1,340,650)
				-
	(1,419,434)	(414,220)	5,339		(1,828,315)

As at December 31, 2017, the Company had the following financial instruments denominated in foreign currency:

Tower Three
Colombian Peso
$
Cash	9,864
Due to related parties	(21,151)
(11,758)

Interest Rate Risk
Risk Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate of 24%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Other Price Risk
The Company is not subject to other price risk.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

12.	INCOME TAXES

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2016– 25%, 2015 - 25%) to income tax expense is:

			Period from
			incorporation
			on December
			30, 2015 to
			December 31,
	2017	2016	2015
Canadian statutory income tax rate	26%	25%	25%
	$	$	$
Income tax recovery at statutory rate	2,458,000	73,000	5,000
Effect on income taxes of:
Income tax rate differences	6,000	-	-
Permanent differences	(1,457,000)	-	-
Losses not recognized	(902,000)	(73,000)	(5,000)

Income taxes recoverable	(105,000)	-	-

The significant components of deferred income tax assets and liabilities are as follows:

	2017	2016
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	2,214,000	78,000
Share issuance costs	19,000	-
Total gross deferred income tax assets	2,233,000	78,000
Unrecognized deferred income tax assets	(2,128,000)	(78,000)
Net deferred income tax asset (liabilities)	105,000	–
Intangible assets	(694,000)	–
Net deferred income tax asset (liabilities)	(589,000)	–

As at December 31, 2017, the Company had non-capital losses carried forward of approximately $7,829,000 (2016 - $292,000) which may be applied to reduce future years’ taxable income.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2017, 2016
And the period from incorporation on December 30, 2015 to December 31, 2015
(Expressed in Canadian Dollars)

13.	ECONOMIC DEPENDENCE

For the year ended December 31, 2017, all the sales were generated by three customers (2016 - two customers, 2015 - none). The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

During the year ended December 31, 2017, the Company had revenue from three customers representing 100% (2016 - 100%, 2015 - N/A) of total revenues for the year.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

			Period from
			incorporation on
			December 30,
			2015 to December
	2017	2016	31, 2015
	$	$	$
Cash paid for interest	24,399	-	-
Cash paid for income taxes	-	-	-
	24,399

15.	SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company’s Argentinian, Colombian, and American operations. A breakdown of revenues, short-term assets, and long-term assets for each reportable segment as at and for the year ended December 31, 2017. As at December 31, 2016 and 2015, the Company had one operating segment, Colombia.

2017	United States	Argentina	Colombia	Total
	$	$	$	$
Revenues	16,737	65,061	118,700	200,458

Current assets	5,339	111,773	108,653	225,765
Non-current assets	35	2,525,290	355,806	2,881,131

16.	COMMITMENTS

The Company is committed to construct 50 towers in Argentina as described in Note 4.

17.	SUBSEQUENT EVENTS

(i)	On April 3, 2018, the Company entered into an acquisition agreement with a Mexican-based private tower Company.
(ii)	On February 2, 2018, the Company announced a proposal to spin out its 70% owned subsidiary as a separate entity.
(iii)	The Company issued 8,665,201 common shares pursuant to the exercise of warrants for gross proceeds of $2,166,300.